December 4, 2025

VIA EDGAR

U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:	Adecoagro S.A.
Registration Statement on Form F-3
File No. 333-291872

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Adecoagro S.A. (the “Company”) hereby requests that the effective date of the Company’s Registration Statement on Form F-3 (File No. 333-291872) (the “Registration Statement”) be accelerated by the Securities and Exchange Commission so that the Registration Statement will become effective at 4:00 p.m., Eastern Standard Time, on December 8, 2025, or as soon as practicable thereafter. The Company hereby authorizes Maurice Blanco of Davis Polk & Wardwell LLP, counsel to the Company, to modify or withdraw this request for acceleration orally.

The Company requests that we be notified of such effectiveness by a telephone call to Mr. Blanco at +1 212 450-4086 and that such effectiveness also be confirmed in writing.

Very truly yours,

Adecoagro S.A.

By:	/s/ Emilio F. Gnecco
Name: Emilio F. Gnecco
Title: Chief Financial Officer